RADICA GAMES LIMITED
                    ANNOUNCES CHANGE OF NASDAQ TICKER SYMBOL


FOR IMMEDIATE RELEASE                    CONTACT: PATRICK S. FEELY
MARCH 10, 1999                                    PRESIDENT & COO
                                                  (LOS ANGELES, CALIFORNIA)
                                                  (626) 744 1150

                                                  DAVID C.W. HOWELL
                                                  PRESIDENT ASIA OPERATIONS
                                                  & CFO
                                                  (HONG KONG)
                                                  (852) 2688 4201

(HONG KONG) Radica Games Limited (NASDAQ RADAF) announced today it will change its Nasdaq ticker symbol from RADAF to RADA. The change will take place before the market opens on FRIDAY, MARCH 12, 1999.


WE ARE PLEASED TO BE ABLE TO ACCOMMODATE OUR SHAREHOLDERS WITH THIS SIMPLIFIED TICKER SYMBOL, said David Howell, CFO of Radica Games Limited.


     THE FOREGOING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER
     MATERIALLY  FROM  PROJECTED  RESULTS.  FORWARD-LOOKING  STATEMENTS  INCLUDE
     STATEMENTS ABOUT EFFORTS TO ATTRACT OR PROSPECTS FOR ADDITIONAL OR INCREASED BUSINESS, NEW PRODUCT INTRODUCTIONS AND OTHER STATEMENTS OF A NON-HISTORICAL NATURE. ACTUAL RESULTS MAY DIFFER FROM PROJECTED RESULTS DUE TO VARIOUS RISK FACTORS, INCLUDING RISKS OF MANUFACTURING IN CHINA, DEPENDENCE ON PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS, AND DEPENDENCE ON MAJOR CUSTOMERS, AS SET FORTH IN THE COMPANY ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED OCTOBER 31, 1998, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. SEE TEM 1. DESCRIPTION OF BUSINESS RISK FACTORS IN SUCH REPORT ON FORM 20-F.


Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at WWW.RADICAGAMES.COM AND ABOUT GIRL TECH AT WWW.GIRLTECH.COM